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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                              NEXXUS LIGHTING, INC.
                                (Name of Issuer)

                    Common Stock, par value $ .001 per share
                         (Title of Class of Securities)

                                    868042102
                                 (CUSIP Number)

                                February 27, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                               CUSIP No. 868042102

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management LLC
     13-3984298

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of         5. Sole Voting Power
Shares               401,787
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     401,787

                  8. Shared Dispositive Power
                     0

  9. Aggregate Amount Beneficially Owned by Each Reporting Person
     The Reporting Persons own an aggregate of 401,787 shares consisting of 289,347 shares of common stock and warrants to purchase 112,440 shares of common stock.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     4.88%

12.  Type of Reporting Person (See Instructions)
     HC; OO (Limited Liability Company)

                               CUSIP No. 868042102

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Potomac Capital Management Inc.
     13-3984786

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of         5.   Sole Voting Power
Shares                 595,484
Beneficially
Owned by          6.   Shared Voting Power
Each                   0
Reporting
Person With       7.   Sole Dispositive Power
                       595,484

                  8.   Shared Dispositive Power
                       0

 9. Aggregate Amount Beneficially Owned by Each Reporting Person The Reporting Persons own an aggregate of 595,484 shares consisting of 415,995 shares of common stock and warrants to purchase 179,489 shares of common stock.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     7.17%

12.  Type of Reporting Person (See Instructions)
     HC; CO

                               CUSIP No. 868042102

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Solit

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     U.S.

Number of         5. Sole Voting Power
Shares               3,067
Beneficially
Owned by          6. Shared Voting Power
Each                 997,271
Reporting
Person With       7. Sole Dispositive Power
                     3,067

                  8. Shared Dispositive Power
                     997,271

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     The Reporting Persons own an aggregate of 1,000,338 shares consisting of 708,409 shares of common stock and warrants to purchase 291,929 shares of common stock, representing in the aggregate 11.89% of the issued and outstanding shares. However, as per the warrant agreement, the Reporting Person may only exercise warrants to purchase up to 9.99% of the issued and outstanding shares of common stock.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     11.89%

12.  Type of Reporting Person (See Instructions)
     IN;

Item 1.

     (a)  Name of Issuer
          Nexxus Lighting, Inc.

     (b)  Address of Issuer's Principal Executive Offices
          8210 President's Drive,
          Orlando, Florida 32809

Item 2.

     (a)  Name of Person Filing This statement is being filed by
          (i)   Potomac Capital Management LLC;
          (ii)  Potomac Capital Management Inc.; and
          (iii) Paul J. Solit

     (b)  Address of Principal Business Office or, if none, Residence (i),
          (ii), and (iii)
          825 Third Avenue, 33rd Floor
          New York, New York
          10022

     (c)  Citizenship
          (i)   New York
          (ii)  New York
          (iii) U.S.

     (d)  Title of Class of Securities
          Common Stock, par value $.001 per share

     (e)  CUSIP Number
          868042102

Item 3.   Not Applicable

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management LLC

     (a)  Amount beneficially owned:
          401,787 shares consisting of 289,347 shares of common stock and warrants to purchase 112,440 shares of common stock.

     (b)  Percent of class:
          4.88%

     (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote
               401,787
         (ii)  Shared power to vote or to direct the vote
               0
         (iii) Sole power to dispose or to direct the disposition of
               401,787
         (iv)  Shared power to dispose or to direct the disposition of
               0

Potomac Capital Management Inc.

     (a)  Amount beneficially owned:
          595,484 shares consisting of 415,995 shares of common stock and warrants to purchase 179,489 shares of common stock.
     (b)  Percent of class:
          7.17%
     (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote
               595,484
         (ii)  Shared power to vote or to direct the vote
               0
         (iii) Sole power to dispose or to direct the disposition of
               595,484
         (iv)  Shared power to dispose or to direct the disposition of
               0

Paul J. Solit

     (a)  Amount beneficially owned:
          1,000,338 shares consisting of 708,409 shares of common stock and warrants to purchase 291,929 shares of common stock.
     (b)  Percent of class:
          11.89%
     (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote
               3,067
         (ii)  Shared power to vote or to direct the vote
               997,271
         (iii) Sole power to dispose or to direct the disposition of
               3,067
         (iv)  Shared power to dispose or to direct the disposition of
               997,271

Item 5.  Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
         See Exhibit A attached hereto.

Item 8.  Identification and Classification of Members of the Group
         Not Applicable.

Item 9.  Notice of Dissolution of Group
         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 27th day of February, 2009

                                            POTOMAC CAPITAL MANAGEMENT LLC
                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, Managing Member

                                            POTOMAC CAPITAL MANAGEMENT INC.
                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, President

                                            PAUL J. SOLIT
                                            By:   /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A         Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B         Joint Filing Agreement dated February 27, 2009 among Potomac
                  Capital Management LLC, Potomac Capital Management,
                  Inc. and Paul J. Solit